TCV ACQUISITION CORP.
250 Middlefield Road
Menlo Park, CA 94025
April 12, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Todd Schiffman

Re:	TCV Acquisition Corp.
Registration Statement on Form S-1
File No. 333-254505

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TCV Acquisition Corp., a Cayman Islands exempted company (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on April 13, 2021, or as soon thereafter as practicable, or to such other time as the Company or its outside counsel, Ropes & Gray LLP, request by telephone that such Registration Statement be declared effective.

Please contact Paul D. Tropp, of Ropes & Gray LLP, counsel to the Company, at (212) 596-9515, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Frederic Fenton
Frederic Fenton
President